Exhibit 12.1

	Three Months Ended March 31,		Year Ended December 30,
	2014	2013	2013	2012	2011	2010	2009
Earnings Available Before Fixed Charges:
Pre-Tax Income (Loss)	$27,132	$22,483	$110,465	$95,018	$65,581	$34,612	$(46,040)
Add: Fixed Charges	19,361	12,403	66,055	30,455	14,106	3,215	1,268

Total Additive Items	46,493	34,886	176,520	125,473	79,687	37,827	(44,772)
Less: Capitalized Interest	(15,566)	(10,394)	(52,136)	(25,409)	(12,825)	(1,694)	—

Total Earnings Available For Fixed Charges	$30,927	$24,492	$124,384	$100,064	$66,862	$36,133	$(44,772)

Interest Expense	$100	$64	$583	$114	$42	$23	$51
Interest Capitalized	15,566	10,394	52,136	25,409	12,825	1,694	—
Amortization of Deferred Financing Fees	3,508	1,715	12,475	3,896	—	—	—
Estimated Interest Component of Rent Expense	187	230	861	1,036	1,239	1,498	1,217

Total Fixed Charges	$19,361	$12,403	$66,055	$30,455	$14,106	$3,215	$1,268

Ratio of Earnings to Fixed Charges	1.60	1.97	1.88	3.29	4.74	11.24	(a )

Total Fixed Charges	$19,361	$12,403	$66,055	$30,455	$14,106	$3,215	$1,268
Pre-tax Preferred Dividends	1,750	1,750	7,000	1,692	—	—	—

Total Fixed Charges Plus Preferred Dividends	$21,111	$14,153	$73,055	$32,147	$14,106	$3,215	$1,268

Ratio of Earnings to Combined Fixed Charges and Preferred Dividends	1.46	1.73	1.70	3.11	4.74	11.24	(a )

(a) Earnings for the 12 months ended December 31, 2009 were inadequate to cover fixed charges and combined fixed charges and preferred dividends. The coverage deficienct was $44.8 million.